Exhibit 99.1
ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL MEETING
OF SHAREHOLDERS TO BE HELD ON

MAY 25, 2011

TO:  THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on May 25, 2011 at 10:00 a.m. (Calgary time), for the following purposes:

1.	to place before the Shareholders the consolidated financial statements of the Corporation for the year ended December 31, 2010 and the Auditor's Report thereon;
2.	to fix the number of directors of the Corporation at nine (9) directors;
3.	to elect nine (9) directors of the Corporation;
4.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and
5.	to transact such further and other business as may properly come before the meeting or adjournment or adjournments hereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 5, 2011 (the "Record Date").  Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) thereof.

The persons named in the enclosed form of proxy are officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting.  To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 21st day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS
OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"
Andy J. Mah
President, Chief Executive Officer and a Director

ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual Meeting of Shareholders
to be held on May 25, 2011

SOLICITATION OF PROXIES

This Management Information Circular is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage" or "AOG") in connection with the solicitation of proxies by the Corporation for use at the Annual Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 25th day of May, 2011 at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders.  Each Common Share outstanding on the record date is entitled to one vote.

Forms of Proxy must be received by the Corporate Secretary of the Corporation c/o Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours before the time set for the holding of the Meeting or any adjournment(s) thereof.  The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on April 5, 2011 (the "Record Date").  Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at April 5, 2011.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting.  To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation.  The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Meeting and this Information Circular will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Form of Proxy to the beneficial owners of such Shares.  The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the Form of Proxy enclosed with this Notice of Meeting and this Information Circular will be voted in accordance with the instructions of the Shareholder, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy.  If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.  At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public Shareholders of the Corporation, as a substantial number of the public Shareholders of the Corporation do not hold Shares in their own name.  Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting.  If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients.  The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares.  As at April 5, 2011, an aggregate of 164,555,585 Common Shares were issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board of the Corporation has fixed the Record Date for the Meeting at the close of business on April 5, 2011.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

To the best of the knowledge of the directors and executive officers of the Corporation, as at April 5, 2011, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than five per cent (5%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2010 and the Auditor's Report on such statements will be placed before Shareholders.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the "WITHHOLD" votes in respect of the election of a director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit his resignation promptly after the Meeting, for the Human Resources, Compensation and Corporate Governance Committee's consideration.

The Human Resources, Compensation and Corporate Governance Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to all matters it deems relevant. The Board will consider the recommendation and the Board's decision to accept or reject the resignation will be disclosed to the public within 90 days of the Meeting. The nominee will not participate in any committee or Board deliberations on the resignation offer.  The policy does not apply in circumstances involving contested director elections.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at nine (9), as may be adjusted between Shareholders' meetings by way of resolution of the Board.  Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at nine (9).

Election of Directors

At the Meeting, Shareholders will be asked to vote "FOR" or "WITHHOLD" on the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed.  There are presently nine (9) directors of the Corporation.

It is the intention of the Management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed.  Management does not contemplate that any of such nominees will be unable to serve as a director.  However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The names, provinces and countries of residence of the persons nominated for election as directors of the Corporation, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly, as at April 5, 2011, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(9)	Offices Held and Time as Director(4)	Principal Occupation
Stephen E. Balog(1)(3) Alberta, Canada	16,571	Director since August 16, 2007	President, West Butte Management Inc., a private oil and gas consulting company. Prior thereto, President and Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June, 2007.
Kelly I. Drader Alberta, Canada	839,683 (0.5%)	Chief Financial Officer Director since May 24, 2001
Chief Financial Officer of Advantage since January 27, 2009. President of Advantage from January 27, 2009 to April 21, 2011. Chief Executive Officer of Advantage from May 24, 2001 to January 27, 2009.  President of AIM from March 2001 to June 2006.  Prior thereto, Senior Vice President (1997-2001) and Vice President, Finance and Chief Financial Officer (1990-1997) of EnerPlus Group of Companies, which companies specialize in the management of oil and gas income funds and royalty trusts.

Name and Province of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(9)	Offices Held and Time as Director(4)	Principal Occupation
Paul G. Haggis(1) Alberta, Canada	12,301	Director since November 7, 2008
Mr. Haggis' was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience and currently serves on the Board of Directors of Canadian Tire Bank and as a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia. He is also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund.  He is in addition a member of the Board of UBC Investment Management Inc. and a Chairman of Alberta Enterprise Corp.

John A. Howard(2)(3)(7) Alberta, Canada	28,253	Director since June 23, 2006	President of Lunar Enterprises Corp., a private holding company.
Andy J. Mah Alberta, Canada	255,514 (0.2%)	President and Chief Executive Officer Director since June 23, 2006
Various senior executive roles with Advantage since June 23, 2006. Prior thereto, President of Ketch Resources Ltd. since October 2005. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005.  Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1996 to January 2005.

Ronald A. McIntosh(1)(3)(8) Alberta, Canada	43,118	Director since September 25, 1998(6)
Chairman of North American Energy Partners Inc., a publicly traded corporation and a director of Fortress Energy Inc. He was President and CEO of Navigo Energy from 2002 till 2004. Prior to that he has held leadership roles including Senior Vice President and COO at Gulf Canada Resources, Vice President, Exploration and International at Petro Canada, Executive Vice President and COO of Amerada Hess Canada and Senior Vice President of AEC Oil and Gas.

Sheila H. O'Brien(2)(3) Alberta, Canada	9,586	Director since March 21, 2007
From April 2004, President of Belvedere Investments and Corporate Director; from July 1998 to April 2004, Senior Vice President, Human Resources, Public Affairs, Investor and Government Relations with Nova Chemicals Corporation.  Among her other accomplishments, Ms. O'Brien was designated as Member, Order of Canada in 1999.

Carol D. Pennycook(1)(2) Ontario, Canada	13,838	Director since May 26, 2004	Partner at the Toronto office of Davies Ward Phillips & Vineberg, LLP, a national law firm.
Steven Sharpe Ontario, Canada	20,414	Director since May 24, 2001 and Non-Executive Chair since May 26, 2004
Managing Director, The EmBeSa Corporation and Chairman and Chief Executive Officer of Prime Restaurants Royalty Income Fund. Until July, 2009, Senior Advisor to Blair Franklin Capital Partners, Inc., a Toronto-based investment bank which he co-founded in May, 2003. Prior to that, Mr. Sharpe was Managing Partner of Blair Franklin, from its inception. Before then, he was Managing Director of The EBS Corporation, a management and strategic consulting firm. Prior to EBS, Mr. Sharpe was Executive Vice President of The Kroll-O'Gara Company ("Kroll"), New York.  Prior to his joining Kroll, Mr. Sharpe was a senior partner with Davies, Ward & Beck in Toronto.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources, Compensation and Corporate Governance Committee.
(3)	Member of the Reserve Evaluation Committee.
(4)	Advantage does not have an executive committee of the Board.
(5)
The directors of Advantage shall hold office until the next annual meeting of Shareholders or until each director’s successor is duly elected or appointed in accordance with the Business Corporations Act (Alberta).

(6)
The period of time served by Mr. McIntosh as a director of Advantage includes the period of time served as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd.  Mr. McIntosh was appointed a director of post-reorganization Search on May 24, 2001.

(7)
Mr. Howard was the President, Chief Executive Officer and Director of Sunoma Energy Corp.  Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for court protection.

(8)
Mr. McIntosh is currently a director of Fortress Energy Inc. ("Fortress"). On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the "Order") under the Companies' Creditors Arrangement Act (Canada) staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. The Order is in effect until March 31, 2011, at which time the matter will be reviewed by the Court. In addition, on February 25, 2011, Fortress was notified by the TSX that it will be delisted effective March 31, 2011 for failure to meet minimum listing criteria, as a result of the sale of substantially all of its oil and gas assets.

(9)	Percentage of Shares beneficially owned or controlled is based on the number of Shares in the Corporation issued and outstanding as at April 5, 2011, being an aggregate of 164,555,585 Shares.

As at April 5, 2011, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 2,203,540 Shares, being approximately 1.3% of the outstanding Shares.

The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at April 5, 2011.

Cease Trade Orders or Bankruptcies

Except as set forth above, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that:

(a)
while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b)
was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)
was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)
was a director or executive officer of a corporation (including the Corporation) that while that person acting in that capacity or within a year of the person ceasing to act as a director or executive officer of the corporation became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP were the auditors of Advantage Energy Income Fund (the "Trust") from September 18, 2007 until its dissolution on July 9, 2009. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2010, an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com and the Corporation's website at www.advantageog.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2010 applicable to Advantage's Chief Executive Officer ("CEO"), President and Chief Financial Officer ("CFO") and the three (3) other most highly compensated executive officers of Advantage who were serving as executive officers at December 31, 2010 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers").

This Compensation Discussion and Analysis is intended to discuss Advantage's objectives to executive compensation, the roles and responsibilities of Advantage's Human Resources, Compensation and Corporate Governance Committee (the "Compensation Committee") in determining and approving executive compensation, Advantage's philosophy and process for executive compensation, and the elements of compensation.

Prior to completion of a plan of arrangement (the "Arrangement") between Advantage, the Trust and certain other entities, which closed on July 9, 2009, the Corporation was a subsidiary and the administrator of the Trust and all of the employees of the Trust were employed by AOG.  Pursuant to the Arrangement, the Corporation acquired all of the assets and assumed all of the liabilities of the Trust upon its dissolution in connection with the Arrangement and the Corporation became a reporting issuer in each of the provinces of Canada.  The former holders of trust units (the "Trust Units") of the Trust became the Shareholders of the Corporation. Unless the context otherwise requires, all references to compensation paid in 2009 refers to compensation paid to the directors and officers of the Corporation in their capacities as directors and officers of Advantage from July 9, 2009 and in their capacities as directors and officers of Advantage, as administrator of the Trust, from January 1, 2009 to July 9, 2009, as the Corporation is the successor entity to the Trust.

Compensation Objectives and Principles

The overall philosophy of Advantage's compensation program is to attract and retain high quality and experienced executives and employees.  Advantage believes that compensation should be fair and equitable compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2010 were as follows:

(a)	to attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	provide compensation which is competitive in the market place;

(c)	to motivate performance of Named Executive Officers and to attempt to align the Named Executives' interests with those of the Shareholders; and

(d)	to reward leadership and performance in the achievement of business objectives.

The Compensation Committee took into account compensation practices of other companies operating in the same geographic locations and similar industries to the Corporation, the Corporation's financial performance in comparison to its peers and its budgeted operations and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Committee

The Compensation Committee is comprised of Carol D. Pennycook (Chair), John A. Howard and Sheila O'Brien, and is charged with, among other things, a periodic review and recommendation of compensation of the Named Executive Officers of Advantage.  All members of Advantage's Compensation Committee are independent, in accordance with applicable securities legislation.

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2010 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. The Compensation Committee, when making salary determinations, takes into consideration individual salaries paid to executives of other issuers within the oil and gas industry with between 10,000 and 100,000 barrels of oil equivalent production per day as published by independent consultants who regularly review compensation practices in Canada, industry reports and surveys and by review of peer companies.  The peer organizations determined in this analysis and benchmarked against operate in similar business environments to Advantage.  They also have executive management positions similar to those within Advantage that reflect the scope of responsibilities required at the executive level.

Components of Compensation

Total compensation for Named Executive Officers in 2010 consisted of base salary, bonuses, Restricted Shares, contributions to the employee share purchase plan (the "Purchase Plan") of Advantage and certain perquisites and benefits. For the Named Executive Officers, base salary represented 14% of total compensation, bonuses represented 18% of total compensation, Restricted Shares represented 66% of total compensation and certain perquisites and benefits (including Purchase Plan contributions) represented 2% of total compensation. This compensation package is designed to reward performance based on the achievement of performance goals and objectives and to be competitive with comparable companies in the market in which Advantage competes for talent.

A component of Advantage’s Compensation includes a Restricted Share Performance Incentive Plan, the calculation of which is partially determined based on Advantage’s Share performance as compared to the share performance of an approved peer group. Since July 1, 2010 when amendments approved by Shareholders became effective, the peer group has consisted of those companies that comprise the S&P/TSX Capped Energy Index such to provide Advantage with a consistent, clearly identified peer group. Prior to July 1, 2010, the peer group consisted of a select group of public Canadian oil and gas issuers as determined by the Board. The following companies were used by the Corporation as the peer group in determining executive compensation pursuant to the Restricted Share Performance Incentive Plan for January 1 to June 30, 2010:

Birchcliff Energy Ltd.	Iteration Energy Ltd.
Celtic Exploration Ltd.	NuVista Energy Ltd.
Crew Energy Inc.	Paramount Resources Ltd.
Fairborne Energy Ltd.	Storm Exploration Inc.
Galleon Energy Inc.	Vero Energy Inc.

The Compensation Committee reviews the evaluation and compensation data and consults with the CEO and CFO before making a determination to recommend approval of or changes to compensation to the full Board.

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation.  Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily reward individual performance and equity incentive rewards (Restricted Shares) encourage the Named Executive Officers to continue to deliver favourable results over a longer period of time and serve as an employment retention mechanism.

In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in such Named Executive Officer's specific role.  The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives of other companies within the oil and gas industry.  Base salaries are designed to provide income certainty and to attract and retain executive management.  The CEO's salary level was within the median range for oil and gas issuers similar to Advantage.  The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board.

Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee, which, after review and consideration of submissions in that regard by the CEO and CFO, makes a recommendation to the Board for approval.  Bonuses paid to the Named Executive Officers for the year ended December 31, 2010, totalled $1,800,000. The payment of annual bonuses is designed to reward exceptional performance of the Named Executive Officers based on internal operating and financial performance as compared to annual quantitative and qualitative targets.

Long Term Compensation - Restricted Shares

Restricted Shares are viewed as an important aspect of total compensation for Named Executive Officers, serving to align the interests of Named Executive Officers with those of the Shareholders and are a key factor in retaining and motivating Named Executive Officers.

The principal purposes of Advantage’s Restricted Share Performance Incentive Plan ("RSPIP") are: to retain and attract qualified directors, officers, employees and consultants that Advantage and its affiliates require; to promote a proprietary interest in Advantage by such directors, officers, employees and consultants and to encourage such persons to remain in the employ of Advantage and its affiliates and put forth maximum efforts for the success of the business of Advantage; and to focus officers, employees, directors and consultants of Advantage and its affiliates on operating and financial performance and Shareholder returns. See "Share-based Awards - Advantage RSPIP" below.

The long-term incentive program of the Trust was comprised of Restricted Units ("RU Plan") granted by the Board to the Named Executive Officers and other employees. Pursuant to the Arrangement, all outstanding Restricted Units were converted to Restricted Shares under Advantage’s RSPIP such that the holders of Restricted Units will have the right to receive, upon vesting, Common Shares instead of Trust Units.  In connection with the Arrangement and the adoption of the RSPIP, the RU Plan was terminated and no further grants of Restricted Units were made under the RU Plan.

Other Compensation

Employee Share Purchase Plan

Advantage provides a Purchase Plan pursuant to which all full-time employees, including executive management, of AOG may contribute for investment under the Purchase Plan, an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (based upon 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments.  Advantage will then match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the Toronto Stock Exchange ("TSX").  For the year ended December 31, 2010, $152,000 was contributed by Advantage to match the contributions of the Named Executive Officers.  Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage.

Perquisites and Benefits

In order to attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to Named Executive Officers. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Executive officers are eligible for benefits paid by AOG, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

Advantage did not grant any option-based awards during 2010 and there are currently no option-based awards outstanding.

Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.  The RSPIP grants share-based awards to Advantage Service Providers. For the year ended December 31, 2010, Advantage granted share-based awards to certain executive officers and directors of AOG. A summary of the RSPIP is described below.

Advantage RSPIP

Hugessen Consulting Inc. ("Hugessen") was retained by the Board in May, 2009 to assist the Board in its review and consideration of the draft RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of AOG, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved the RSPIP on June 3, 2009.  The Board's approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Hugessen was paid $68,200 for their services. Shareholders approved the RSPIP on July 9, 2009.

Hugessen was retained by the Board in March, 2010 to assist the Board in its review and consideration of proposed amendments to the RSPIP and to provide information and advice with respect to the competitiveness of the RSPIP. Following review by management of AOG, the Compensation Committee, the Board and information and advice received from Hugessen, the Board approved amendments to the RSPIP. The Board's approval of the RSPIP reflects factors and considerations in addition to the information and advice provided by Hugessen. Hugessen was paid $55,784 for their services. Shareholders approved amendments to the RSPIP on May 26, 2010.

Under the terms of the RSPIP, any Service Provider may be granted Restricted Shares.  Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Common Shares will vest and be issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board.  Generally, except in certain circumstances, grants of Restricted Shares will take place on a quarterly basis on or about April 15, July 15, October 15 and January 15 of each year.

A holder of Restricted Shares may elect, subject to the consent of AOG, that AOG pay an amount in cash equal to the aggregate current market value of the Common Shares to which the Grantee (as defined below) is entitled under his or her Restricted Shares Award in lieu of the issue of Common Shares under such Restricted Share Award.  Absent exceptional circumstances, it is anticipated that AOG will only consent to a cash payment (in lieu of Common Shares) where the 5% Cap (as defined below) has been reached.  The amount payable (as adjusted in accordance with the RSPIP) to the Grantee is based on the closing price of the Common Shares on the TSX or such other stock exchange on which the Common Shares are then listed and posted for trading from time to time ("Exchanges"), on the trading day immediately preceding the issue date of the Common Shares.  If AOG and the Grantee so agree, all or a portion of this amount may be satisfied in whole or in part by Common Shares acquired by AOG on the Exchanges or from AOG, as an issuance of treasury Common Shares, or a combination thereof provided that the total number of Common Shares that may be so acquired on the Exchanges within any twelve month period may not exceed 5% of the issued and outstanding Common Shares as at the beginning of the period.

In the event of a change in control of AOG, as defined in the RSPIP, the vesting provisions attaching to the Restricted Shares are accelerated and all unexercised Restricted Shares will be issued immediately prior to the date upon which the change of control is completed.

Pursuant to the RSPIP, unless otherwise determined by the Board taking into account appropriate factors or unless otherwise provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares or any written employment agreement governing a Grantee's role as a Service Provider, if a Grantee ceases to be a Service Provider as a result of: termination for cause, effective as of the date notice is given of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee; being terminated other than a termination for cause, all Common Shares awarded to such Grantee under any outstanding Restricted Shares shall be issued on the cessation date; voluntary resignation (including retirement), all outstanding share award agreements under which Restricted Shares have been made to such Grantee shall be terminated, and all rights to receive Common Shares thereunder shall be forfeited; voluntary retirement, with such Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation to receive Restricted Shares that will vest over a two year period, unless otherwise determined by the Board in accordance with the existing provisions of the RSPIP that the Restricted Shares may be subject to accelerated vesting; death, all Common Shares awarded to such Grantee under any outstanding share award agreements shall be issued as of the Grantee's date of death.

Except in the case of death, the right to receive Common Shares pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally.  Except as otherwise provided in the RSPIP, no assignment, sale, transfer, pledge or charge of Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

The RSPIP provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to Restricted Shares shall not exceed a number of Common Shares equal to 5% of the issued and outstanding Common Shares from time to time.  No single AOG Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the issued and outstanding Common Shares, calculated on an undiluted basis (the "5% Cap").  In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of AOG, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of AOG, shall not exceed 10% of the issued and outstanding Common Shares.  The number of Common Shares issuable pursuant to the RSPIP to all directors of AOG who are not officers or employees of AOG or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

Subject to the 5% Cap and a circumstance where there is a Change of Control (as defined in the RSPIP), the RSPIP is also restricted by quarterly maximum grants equal to the RS Pool calculated based on the immediately prior Return Period (as defined in the RSPIP) divided by the Common Share Market Price (as defined in the RSPIP) at March 31, June 30, September 30 and December 31, as applicable, of the applicable Return Period.  The "RS Pool" is defined in the RSPIP as the Market Capitalization (as defined in the RSPIP) for the Return Period multiplied by the Participation Factor (defined in the RSPIP).  Accordingly, the size of the available RS Pool for Restricted Shares in a given Return Period will be a function of the total investment return provided to AOG Shareholders and AOG's relative performance against its peer group, currently consisting of those companies that comprise the S&P/TSX Capped Energy Index.

Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under the RSPIP as set forth in Sections 6(a) and 7(a) of the RSPIP, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price seven (7) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price on the Grant Date.

If the issue date for Common Shares is scheduled to occur during a period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities (a "Blackout Period") applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the issue date shall be the date that is two business days after the expiry date of the Blackout Period.

In the event: (i) of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) that any rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the RSPIP); or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities; then, in any such case, the Board may make such adjustments to the RSPIP, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under the RSPIP as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees under the RSPIP.

The RSPIP may only be amended, modified or terminated with the approvals of the TSX and the AOG shareholders by ordinary resolution at a meeting of the AOG shareholders as may be required pursuant to the policies of the TSX.  Notwithstanding any other provision contained in the RSPIP, in the case of a Change of Control or a proposed Change of Control (as such terms are defined in the RSPIP), the RSPIP may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the RSPIP (including, but not limited to, any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives (as defined in the RSPIP).  Approval of the AOG shareholders will not be required for amendments of a "housekeeping" nature (i.e. clerical, typographical or administrative matters).

Without limiting the generality of the foregoing, approval of the AOG shareholders will be required, in accordance with the policies of the TSX, in order for AOG to:

(a)	amend the RSPIP to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

(b)	amend the amending provision of the RSPIP;

(c)	make any amendment to the RSPIP that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee; and

(d)	amend the RSPIP to make any change to the eligible Service Providers under the RSPIP which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

For the periods from June 24, 2006 to December 31, 2006 and from January 1, 2007 to December 31, 2007, no Restricted Units were granted as the Trust’s Trust Unit price performance did not meet required targets established under the RU Plan. For the year ended December 31, 2008, 691,178 Restricted Units were granted under the RU Plan on January 15, 2009 (which Restricted Units were converted to Restricted Shares on completion of the Arrangement) and from July 9, 2009 to December 31, 2009 there were 2,606,923 Restricted Shares granted. For the period from January 1, 2010 to December 31, 2010 there were 2,547,020 Restricted Shares granted and as of December 31, 2010 there were 2,925,868 Restricted Shares outstanding. A summary of the Restricted Shares granted to Service Providers during 2010 including the key parameters and targets established under the RSPIP that determine the grants are as follows:

Return Period(1)			RSPIP Parameters(2)		RSPIP Grant
From	To	Date Granted	Total Return Percentage	Peer Group Percentile Rank	Number of Restricted Shares granted (#)(3)	Grant date fair value of Restricted Shares granted(4) ($)
July 9, 2009	December 31, 2009	January 12, 2010	44.4%	30%	779,013	5,663,425
July 9, 2009	March 31, 2010	April 12, 2010	44.0%	50%	979,915	6,830,008
July 9, 2009	June 30, 2010	July 12, 2010	30.2%	25%	788,092	5,146,241
September 30, 2009	September 30, 2010	N/A(5)	-2.7%	17%	Nil(5)	Nil(5)
Notes:

(1)	The Return Period is as defined per the RSPIP and generally comprises a twelve month period beginning no earlier than the date of conversion to a corporation on July 9, 2009.
(2)
The primarily key parameters and targets that determine whether or not there is a grant of Restricted Shares and the magnitude of such a grant are the Total Return Percentage and the Peer Group Percentile Rank during the Return Period, as defined per the RSPIP.

(3)
Each Restricted Share will entitle the holder to be issued the number of Common Shares designated in the Restricted Share Award and such Common Shares will vest and be issued as to one-third on the Grant Date (as defined in the RSPIP) and as to one-third on each of the first and second anniversary dates of the Grant Date or such earlier or later dates as may be determined by the Board. The Board has not accelerated the vesting terms for any of the Restricted Shares granted since inception of the RSPIP.

(4)
Represents the grant date fair value of Restricted Shares granted under the RSPIP.  Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the respective dates of grant.

(5)
As the Total Return Percentage was negative and Advantage was within the bottom 1/3 of the Peer Group Percentile Rank for the Return Period ended September 30, 2010, there was no grant of Restricted Shares during the period.

At Advantage's annual and special meeting of Shareholders held on May 25, 2010, Shareholders approved certain amendments to the terms of the RSPIP that were intended to, among other things, improve the alignment between the interests of Service Providers and Shareholders.

Specifically, the following amendments to the RSPIP were approved by Shareholders:

1.
amending the RSPIP to revise the definition of "change of control" to include the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of one or more other entities, whether affiliated with the Corporation or not. This amendment also removed the "Change of Business Structure" definition and concept throughout the RSPIP. This amendment will better align a holder of Restricted Shares' (a "Grantee") interests with Shareholders in respect of potential value adding transactions involving deal structures including a significant sale or spin out of Advantage's Glacier assets;

2.
revising the defined term "Common Share Market Price" at the beginning of a Return Period (as defined in the RSPIP) to be equal to the lesser of: (i) the Common Share Market Price at the end of the immediately prior Return Period; and (ii) the Common Share Market Price at the beginning of the immediately prior Return Period multiplied by 132.5%. Previously the Common Share Market Price could be valued as stated above; however, such valuation was only applicable in a Return Period where a change of control occurs. The amendment will ensure that Grantees will receive the full benefit of the Restricted Share Award if the market price of the Shares appreciates by more than 32.5% per year over a long period of consecutive years;

3.
revising the defined term "market capitalization" to be an amount equal to the weighted average number of Common Shares outstanding for the Return Period times the Common Share Market Price at the end of the immediately preceding Return Period. Provided, however, that except in the case of a change of control (as defined in the RSPIP), the Board shall have discretion, where considered appropriate, to exclude from the calculation of the number of Common Shares outstanding from time to time, any or all Common Shares issued after July 1, 2010 on an equity financing, corporate or asset acquisition or any other treasury issuance of Common Shares in a particular return period. This amendment gives the Board discretion in certain circumstances to exclude Shares issued during a particular Return Period from the calculation of "market capitalization". A lower "market capitalization" will generally result in a lower number of Restricted Shares being issued;

4.
adjusting the peer group to be the S&P/TSX Capped Energy Index or a select group of public Canadian oil and gas issuers which shall be determined from time to time by the Board. Previously, the peer group was determined from time to time by the Board. By including the S&P/TSX Capped Energy Index in the RSPIP it will provide Advantage with a consistent, clearly identified peer group;

5.
including the concept of a "Retiring Service Provider", which will allow a Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation to receive Restricted Shares that will vest over a two year period, unless otherwise determined by the Board in accordance with the existing provisions of the RSPIP that the Restricted Shares may be subject to accelerated vesting;

6.
revising the Service Provider Participation Percentage to equal 2.25% on a quarterly basis. The Service Provider Participation Percentage previously varied depending on the salaries and market capitalization of Advantage and this amendment will provide a fixed percentage similar to a stock option plan and will provide alignment between the interests of Grantees and Shareholders; and

7.	making certain other amendments of a "housekeeping" nature.

Performance Graph

The following graph illustrates our five year cumulative Shareholder return, as measured by the closing price of the Trust Units and Common Shares, as applicable, at the end of each financial year, assuming an initial investment of $100 on December 31, 2005, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index assuming the reinvestment of distributions of the Trust, where applicable.

The significant decline in Trust Unit and Common Share price performance since December 2005 was due to generally declining natural gas commodity prices, changes in tax laws, deteriorating capital market conditions and the global recession. In 2006, Advantage's Trust Unit price decreased significantly following the Canadian federal government's announcement on October 31, 2006 that it would begin to tax income trusts in a manner similar to corporate entities beginning in 2011. During 2007 and 2008, the Trust Unit price was negatively impacted by the turbulence in the global economic markets, along with the Canadian and global equity markets in general. In 2009, we announced the discontinuance of monthly distributions in conjunction with our intention to convert to a growth-oriented corporation. Our conversion to a corporation was approved by the Unitholders and completed in July 2009. Since becoming a corporation, the Share price performance has improved with our recapitalization efforts (as described below) and the success of our capital development program that has continued through to 2010.

It is challenging to compare the trend in executive compensation to the performance graph given executive changes during this period of time, the change in the method of reporting total executive compensation implemented in 2008, the Arrangement, and continued development and operating successes. In 2009, we discontinued the payment of distributions and converted to a corporation. We also completed two significant asset dispositions, an equity financing and an issuance of convertible debentures with the net proceeds utilized to reduce outstanding bank debt. During 2010, we completed two additional significant dispositions of non-core natural gas-weighted assets with the net proceeds utilized to reduce bank debt. These recapitalization efforts considerably increased our financial flexibility. Our capital program from 2008 through 2010 has been efficiently executed with financial discipline that has delivered drilling results that exceeded expectations and provided record positive reserve additions.  Additionally, we have continued to experience considerable operating accomplishments in regard to operating cost optimization and general cost management. As a result of the improved Share price performance from 2008 through  2010 as well as significant financial and operating accomplishments, Named Executive Officer compensation, and potential compensation, available through the equity incentive elements, has been positively impacted and resulted in an increase as compared to prior years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth for the years ended December 31, 2010, 2009 and 2008 information concerning the compensation paid to the Named Executive Officers for the years ended December 31, 2010, 2009 and 2008.

Name and principal position	Year	Salary ($)
			Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(4)(5)(6)(8)
					Annual incentive plans(3)	Long-term incentive plans			Total compensation ($)
Andy Mah(7) Chief Executive Officer	2010 2009 2008	385,000 385,000 385,000	1,917,242 1,850,208 400,000	N/A N/A N/A	450,000 425,000 300,000	Nil Nil Nil	Nil Nil Nil	46,811 52,732 519,443	2,799,053 2,712,940 1,604,443
Kelly Drader(7) President and Chief Financial Officer	2010 2009 2008	385,000 385,000 287,775	1,499,389 1,446,959 N/A	N/A N/A N/A	450,000 360,000 N/A	Nil Nil Nil	Nil Nil Nil	46,141 45,925 46,651	2,380,530 2,237,884 334,426
Neil Bokenfohr Vice President, Exploitation	2010 2009 2008	250,000 250,000 235,000	1,044,650 1,008,126 300,000	N/A N/A N/A	300,000 300,000 225,000	Nil Nil Nil	Nil Nil Nil	32,483 32,750 433,958	1,627,133 1,590,876 1,193,958
Weldon Kary Vice President, Geosciences and Land	2010 2009 2008	250,000 250,000 235,000	1,044,650 1,008,126 300,000	N/A N/A N/A	300,000 300,000 225,000	Nil Nil Nil	Nil Nil Nil	32,233 32,438 31,541	1,626,883 1,590,564 791,541
Patrick Cairns(8) Senior Vice President	2010 2009 2008	178,384 250,000 250,000	1,044,650 1,008,126 N/A	N/A N/A N/A	300,000 300,000 N/A	Nil Nil Nil	Nil Nil Nil	30,488 32,381 33,136	1,553,522 1,590,507 283,136
Notes:

(1)
Represents the grant date fair value of Restricted Shares granted under the RSPIP (or Restricted Units granted under the RU Plan prior to July 9, 2009, as applicable). Specifically, the fair value of the Restricted Shares and Restricted Units, as applicable, was based on the closing trading price on the TSX on the date of grant.

(2)	Advantage does not have any option-based awards outstanding.
(3)	Reflects cash bonuses earned in 2008 and paid in 2009, cash bonuses earned in 2009 and paid in 2010, and cash bonuses earned in 2010 and paid in 2011.
(4)
Perquisites received by each of the Named Executive Officers including property or other personal benefits provided to the Named Executive Officers include: medical and dental benefits; life insurance; short-term disability and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the Named Executive Officers would receive if employed elsewhere in the industry.

(5)
Other compensation for 2008 also includes payments made to Mr. Andy Mah of $464,038 and to Mr. Neil Bokenfohr of $402,167 in connection with retention amounts granted to former employees of Ketch Resources Trust ("Ketch") upon merging with Advantage in 2006 and earned during the two-year period ending in June 2008 and paid at that time.

(6)
Other compensation also includes contributions made by Advantage on behalf of Named Executive Officers pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the Named Executive Officers an aggregate of $149,000 in 2008, $152,189 in 2009, and $152,000 in 2010.

(7)
On January 27, 2009: (i) Mr. Andy Mah, the former President and Chief Operating Officer, was appointed to the position of Chief Executive Officer; (ii) Mr. Kelly Drader, the former Chief Executive Officer, was appointed as President and Chief Financial Officer; (iii) Mr. Craig Blackwood, the former Director of Finance, was appointed as Vice-President, Finance; and (iv) Mr. Peter Hanrahan, the former Vice-President, Finance and Chief Financial Officer, resigned from such positions.

(8)	Mr. Patrick Cairns annual salary is currently $250,000. It was reduced in 2010 due to a personal leave of absence during the year.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2010.

	Option-based Awards(3)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) ($)
Andy Mah	Nil	N/A	N/A	N/A	329,147	2,225,034
Kelly Drader	Nil	N/A	N/A	N/A	238,417	1,611,699
Neil Bokenfohr	Nil	N/A	N/A	N/A	184,325	1,246,037
Weldon Kary	Nil	N/A	N/A	N/A	184,325	1,246,037
Patrick Cairns	Nil	N/A	N/A	N/A	166,110	1,122,904
Notes:

(1)	Represents Restricted Shares granted to Named Executive Officers. In connection with the Arrangement, all of the Restricted Trust Units were exchanged for Restricted Shares of Advantage.
(2)
Represents the fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2010 of $6.76 per Share.

(3)	Advantage does not have any option-based awards outstanding.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010. The vesting terms are subject to the RSPIP and the Board has not accelerated the vesting terms for any of the Restricted Shares granted since inception of the RSPIP.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
Andy Mah	Nil	1,347,791	450,000
Kelly Drader	Nil	915,964	450,000
Neil Bokenfohr	Nil	770,587	300,000
Weldon Kary	Nil	770,587	300,000
Patrick Cairns	Nil	638,164	300,000
Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)
Represents the vesting date fair value of Restricted Shares under the RSPIP held by the Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

(3)	Reflects cash bonuses earned in 2010 and paid in 2011.

Termination and Change of Control Benefits

Effective June 23, 2006, each of the Named Executive Officers, including the CEO, entered into executive employment contracts with AOG.  These contracts provide for participation by the Named Executive Officers in the RSPIP, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with AOG for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Messrs. Mah and Drader, the executive will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions.  For the balance of the Named Executive Officers, namely Messrs. Cairns, Bokenfohr and Kary, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years (i.e. rather than 1.5 times such amounts, as was the case for Messrs. Mah and Drader).

Estimated Incremental Compensation on
Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"
(based on hypothetical termination as at December 31, 2010 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance ($)	15% of Retirement Allowance ($)	Bonus ($)	TOTAL ($)
Andy Mah	577,500	86,625	656,250	1,320,375
Kelly Drader	577,500	86,625	607,500	1,271,625
Neil Bokenfohr	250,000	37,500	300,000	587,500
Weldon Kary	250,000	37,500	300,000	587,500
Patrick Cairns	250,000	37,500	300,000	587,500

Pension Plans and Retiring Allowances

AOG does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

Director Compensation

Effective August 11, 2006, the Chair of AOG is paid a flat fee annual retainer of $200,000 and each of the other directors of AOG, with the exception of those who are employees of AOG, receive a flat fee annual retainer of $100,000 plus expenses of attending Board or committee meetings.  No meeting fees were paid to independent directors during the last completed fiscal year, as, absent exceptional circumstances, directors are not entitled to meeting fees.

In addition, members of the Board are eligible to receive Restricted Shares pursuant to the RSPIP.  The number of Restricted Shares issuable pursuant to the RSPIP to a director of AOG who is not an officer or employee of Advantage or its affiliates will be limited to a maximum of 0.5% of the issued and outstanding Shares.

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2010, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Steven Sharpe	200,000	196,640	N/A	N/A	N/A	75,000(3)	471,640
Stephen Balog	100,000	130,272	N/A	N/A	N/A	N/A	230,272
John A. Howard	100,000	130,272	N/A	N/A	N/A	N/A	230,272
Shelia O'Brien	100,000	130,272	N/A	N/A	N/A	N/A	230,272
Ronald McIntosh	100,000	130,272	N/A	N/A	N/A	N/A	230,272
Carol Pennycook	100,000	130,272	N/A	N/A	N/A	N/A	230,272
Paul Haggis	100,000	130,272	N/A	N/A	N/A	N/A	230,272
Notes:

(1)
Represents the grant date fair value of Restricted Shares granted under the RSPIP.  Specifically, the fair value of the Restricted Shares was based on the closing trading price on the TSX on the date of grant.

(2)	Advantage does not have any option-based awards outstanding.
(3)	Payment in his capacity as a director for extraordinary service to the Board on a special project/transaction. Approved by the Board on May 13, 2010.

Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of AOG, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2010.

	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(3) ($)
Steven Sharpe	N/A	N/A	N/A	N/A	31,267	211,365
Stephen Balog	N/A	N/A	N/A	N/A	20,714	140,027
John A. Howard	N/A	N/A	N/A	N/A	20,714	140,027
Shelia O'Brien	N/A	N/A	N/A	N/A	20,714	140,027
Ronald McIntosh	N/A	N/A	N/A	N/A	20,714	140,027
Carol Pennycook	N/A	N/A	N/A	N/A	20,714	140,027
Paul Haggis	N/A	N/A	N/A	N/A	20,714	140,027
Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)
Represents Restricted Shares granted to directors, other than the directors who are also Named Executive Officers. In connection with the Arrangement, all of the Restricted Trust Units were exchanged for Restricted Shares of Advantage.

(3)
Represents the fair value of Restricted Shares under the RSPIP held by the directors, other than the directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have not vested by the closing price of the Shares on December 31, 2010 of $6.76 per Share.

Directors' Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also Named Executive Officers of AOG, the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of Section 3870 of the CICA Handbook (for example, a cash bonus plan).  Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2010.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Steven Sharpe	Nil	120,124	Nil
Stephen Balog	Nil	79,589	Nil
John A. Howard	Nil	79,589	Nil
Shelia O'Brien	Nil	79,589	Nil
Ronald McIntosh	Nil	79,589	Nil
Carol Pennycook	Nil	79,589	Nil
Paul Haggis	Nil	79,589	Nil
Notes:

(1)	Advantage does not have any option-based awards outstanding.
(2)
Represents the vesting date fair value of Restricted Shares under the RSPIP held by the directors, other than directors who are also Named Executive Officers. The fair value is calculated by multiplying the number of Restricted Shares that have vested by the market price of the Shares on the applicable vesting dates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders RSPIP	2,925,868 Common Shares	N/A(1)	3,289,802 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,925,868 Common Shares	N/A(1)	3,289,802 Common Shares
Note:

(1)	See "Share Based Awards - Advantage RSPIP".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") set forth in National Policy 58-201 - Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices.  The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and NI 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation to the NYSE, as well as an interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation's corporate governance practices.

GUIDELINES		COMMENTARY
1.	Directors
(a)	Disclose the identity of Directors who are independent.	Paul G. Haggis, John A. Howard, Ronald A. McIntosh, Steven Sharpe, Carol D. Pennycook, Stephen E. Balog and Sheila H. O'Brien are all independent within the meaning of NI 58-101.
(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Andy J. Mah is not independent as he is currently the President and Chief Executive Officer. Kelly I. Drader is not independent as he is the Chief Financial Officer.
(c)
Disclose whether or not a majority of Directors are independent.  If a majority of Directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.
During the most recently completed financial year, there were nine Directors in total, seven of whom are independent.

GUIDELINES	COMMENTARY
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Name of Director	Name of Other Reporting Issuer
		Stephen E. Balog	N/A
		Kelly I. Drader	N/A
		Paul G. Haggis	CA Bancorp Inc. Prime Restaurants Inc.
		John A. Howard	N/A
		Andy J. Mah	TriOil Resources Ltd.
		Ronald A. McIntosh	North American Energy Partners Inc. Fortress Energy Inc.
		Sheila H. O'Brien	Gildan Activewear Inc. MaRS Discovery District
		Carol D. Pennycook	N/A
		Steven Sharpe	Prime Restaurants Inc.
(e)
Disclose whether or not the independent Directors hold regularly scheduled meetings at which non independent Directors and members of management are not in attendance.  If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent Directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent Directors.

The independent Directors hold regularly scheduled in camera sessions, without non independent Directors and members of management present either before or after each meeting of the board and otherwise as required.  During 2010, ten (10) of such meetings were held.

(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent Directors.

The chair of the board (the "Chair"), Steven Sharpe, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

The Chair shall, when present, preside at all meetings of the board and, unless otherwise determined by the Directors, at all meetings of shareholders.

The Chair shall endeavour to provide overall leadership to the board without limiting the principle of collective responsibility and the ability of the board to function as a unit.

To the extent that is reasonably practicable, to provide advice, counsel and mentorship to the CEO, Committee Chairs, and fellow Directors.

GUIDELINES	COMMENTARY

The Chair shall be responsible to ensure that board meetings function satisfactorily and that the tasks of the board are handled in the most reasonable fashion under the circumstances.  In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best is possible in the board work for the benefit of the Corporation.  The Chair shall endeavour to encourage full participation and discussion by individual Directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded.

The Chair shall endeavour to ensure that the board's deliberations take place when all of the Directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the Directors are present.

The Chair shall encourage board members to ask questions and express view points during meetings.
The Chair shall deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

The Chair shall endeavour to ensure that the independent members of the board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate.

The Chair shall endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

The Chair shall endeavour to fulfill his or her board leadership responsibilities in a manner that will ensure that the board is able to function independently of management.  The Chair shall consider, and provide for meetings of all of the independent Directors without management being present.  The Chair shall endeavour to ensure reasonable procedures are in place to allow for Directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Corporate Governance Committee.

The Chair shall endeavour to ensure that the board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law.

With respect to meetings of Directors or shareholders, it is the duty of the Chair to enforce the Rules of Order.  The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all board and shareholder meetings and shall also liaise with the Committee Chairs, other Directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting.

GUIDELINES	COMMENTARY
The Chair shall endeavour to:

ensure that the boundaries between the board and Management responsibilities are clearly understood and respected and that relationships between the board and Management are conducted in a professional and constructive manner;

facilitate effective communication between Directors and Management, both inside and outside of board meetings;

actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the board, board Committees, all individual Directors, committees chairs (other than the Board Chair or any committee upon which the Board Chair sits as the Chair) and CEO;

when appropriate, assist Directors in their transition from the board and to support the orientation of new Directors and the continuing education of current Directors; and

to ensure that an annual performance evaluation of the Board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all Directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the board from time to time.

(g)	Disclose the attendance record of each Directors for all board meetings held since the beginning of the issuer's most recently completed financial year.
There were a total of thirteen (13) Board meetings held between January 1, 2010 and March 31, 2011.  The attendance record of each director is as follows:

Stephen E. Balog attended 100% of the meetings (13 out of 13).

Kelly I. Drader attended 100% of the meetings (13 out of 13).
Paul G. Haggis attended 100% of the meetings (13 out of 13).
John A. Howard attended 100% of the meetings (13 out of 13).
Andy J. Mah attended 92% of the meetings (12 out of 13).
Ronald A. McIntosh attended 100% of the meetings (13 out of 13).
Sheila H. O'Brien attended 100% of the meetings (13 out of 13).
Carol D. Pennycook attended 100% of the meetings (13 out of 13).
Steven Sharpe attended 100% of the meetings (13 out of 13).
2.	Board Mandate - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the board is available for review on SEDAR at www.sedar.com under Advantage's profile and on Advantage's website at www.advantageog.com.
3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The board has developed written position descriptions for the chair of the board and chair of each committee of the board.

GUIDELINES	COMMENTARY
(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The board and the CEO have developed a written position description for the CEO.
4.	Orientation and Continuing Education
(a)
Briefly describe what measures the board takes to orient new Directors regarding (i) the role of the board, its committees and its Directors, and (ii) the nature and operation of the issuer's business.

The board provides new Directors with access to all background documents of the Corporation, including all corporate records and prior board materials.  New board members are offered access to all officers of the Corporation for orientation of new members as to the nature and operations of the business.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its Directors.  If the board does not provide continuing education, describe how the board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

The Corporation will consider any request for it to pay for any education courses for any members of the board relating to corporate governance or financial literacy.  In addition, management of the Corporation is available to members of the board to discuss operational and other matters.

5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the Directors, officers and employees. If the board has adopted a written code:	The board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers.
(i)	disclose how a person or company may obtain a copy of the code;	The Code of Business Conduct and Ethics and Code of Ethics for Senior Officers, are located on SEDAR at www.sedar.com and is available on our website at www.advantageog.com.
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The board monitors compliance with the code by requiring periodic reporting by its senior officers as to their compliance with the code (and the board requests immediate notification of any departures from the code).  The "whistleblower" policy, which is available on Advantage's website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the code.

(iii)
provide a cross reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
There were no material change reports filed pertaining to any departures from the code.
(b)
Describe any steps the board takes to ensure Directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter.  In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

GUIDELINES	COMMENTARY
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
Due to the fact that the Corporation has a Code of Conduct, a reporting process pursuant to such Code of Conduct, a Board Mandate and Terms of Reference for the Human Resources, Compensation and Corporate Governance Committee, the Corporation sees no need for additional steps at this time.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.
The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Corporation.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent Directors.  If the board does not have a nominating committee composed entirely of independent Directors, describe what steps the board takes to encourage an objective nomination process.
The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.
(c)	If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Human Resources, Compensation and Corporate Governance Committee is responsible for identifying new candidates for board nomination having regard to the strengths and constitution of the board members and their perception of the needs of the Corporation.  This committee has the authority to hire experts and advisors, including executive search firms, if required.

7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Human Resources, Compensation and Corporate Governance Committee conducts a review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent Directors.  If the board does not have a compensation committee composed entirely of independent Directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Human Resources, Compensation and Corporate Governance Committee is comprised of only independent Directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources, Compensation and Corporate Governance Committee was constituted to assist the board in meeting their responsibilities by:
(a) reviewing and reporting to the Directors concerning the overall compensation program and philosophy;
(b) reviewing and recommending to the Directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the chief executive officer;

GUIDELINES	COMMENTARY

    (c)   reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent Directors (as determined by the board) determine and approve the CEO's compensation based on this evaluation;

(d) making recommendations to the Directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;
(e) reviewing the adequacy and form of compensation to the Directors ensuring it realistically reflects their responsibilities and risk; make recommendations to the Directors;
(f) reviewing and evaluating management's recommendations as to the allocation of Restricted Shares under the RSPIP and formulate a recommendation to the Directors for approval;

    (g)   reviewing annually and recommending for approval to the Directors the executive compensation disclosure and "Report on Executive Compensation" disclosure of the Corporation in the Corporation's information circular;

(h) reviewing annually the Committee's Terms of Reference;
(i) administering the RSPIP and any other incentive plans implemented by the Corporation, in accordance with their respective terms;
(j) producing a report on executive officer compensation on an annual basis; and
(k) succession planning in respect of senior executives and guidance in respect of executive capacity.
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Hugessen was retained by the Board as compensation consultants in May 2009 and March 2010 to provide advice in respect of the RSPIP.
8.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Human Resources, Compensation and Corporate Governance Committee Members: Mr. John Howard, Ms. Sheila O'Brien and Ms. Carol Pennycook, all of whom are independent Directors.

The Human Resources, Compensation and Corporate Governance Committee assists the board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the board for approval, procedures designed to ensure that the board can function independently of management. The compensation mandate of the Human Resources, Compensation and Corporate Governance Committee is disclosed in Item 7 "Compensation" above. The human resources mandate of the committee is disclosed in Item 6 "Nomination of Directors" above.  The effectiveness of individual board members and the board is reviewed through a yearly self assessment and inquiry questionnaire.

There were three (3) meetings of the committee in 2010.

GUIDELINES	COMMENTARY
John A. Howard attended 100% of the meetings (3 out of 3).
Sheila H. O'Brien attended 100% of the meetings (3 out of 3).
Carol D. Pennycook attended 100% of the meetings (3 out of 3).
Independent Reserve Evaluation Committee
Members: Mr. Stephen Balog, Mr. John Howard, Mr. Ronald McIntosh and Ms. Sheila O'Brien all of whom are independent Directors.

The Independent Reserve Evaluation Committee assists the board in meeting its responsibilities to review the qualifications, experience, reserve audit approach and costs of the independent engineering firm that performs Advantage's reserve evaluation and to review the annual independent engineering report.  The committee reviews and recommends for approval by the board on an annual basis the statements of reserve data and other information specified in National Instrument 51 101.  The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the Annual Information Form related to the oil and gas activities of the Corporation.
There were two (2) meetings of the committee in 2010.

Stephen E. Balog attended 100% of the meetings (2 out of 2).
John A. Howard attended 100% of the meetings (2 out of 2).
Ronald A. McIntosh attended 100% of the meetings (2 out of 2).
Sheila H. O'Brien attended 100% of the meetings (2 out of 2).

9.
Assessments - Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual Directors are performing effectively.
The effectiveness of the board, its committees on the individual board members is reviewed through a yearly self assessment and inquiry questionnaire.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Except as disclosed below, the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than election of directors and appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the directors or executive officers of the Corporation or the proposed directors or executive officers of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past arrangement or any proposed arrangement that has materially affected or will materially affect the Corporation.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information respecting the Corporation is available on SEDAR at www.sedar.com.  Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year.  Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Vice President, Finance of the Corporation at the following address:

Advantage Oil & Gas Ltd.
Suite 700, 400, 3 Avenue S.W.
Calgary, Alberta T2P 4H2

SCHEDULE "A"
MANDATE OF THE BOARD OF DIRECTORS

ADVANTAGE OIL & GAS LTD.

ADVANTAGE OIL & GAS LTD. (the "Corporation" or "Advantage")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage.  In general terms, the Board will endeavor to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

•	be designed to achieve Advantage's principal objectives,

•	identify the principal strategic and operational opportunities and risk of Advantage's business, and

•	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

•	approve property acquisitions and dispositions in excess of $5 million;

•	approve the establishment of credit facilities and borrowings; and

•	approve issuances of additional shares or other securities to the public.

Monitoring and Acting

•	monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO's employment with Advantage;

•	approve the distribution policy of Advantage;

•	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

•	monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

•
in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

•	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

•
review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

•
review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•
review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

•	review, consider and where required, approve, the reports required under National/Instrument 51-101 of the Canadian Securities Administrators;

•	report annually to shareholders on the Board's stewardship for the preceding year; and

•	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

•	selecting nominees for election to the Board,

•	appointing a Chairman of the Board who is not a member of management;

•	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

•	defining the mandate or terms of reference of each committee of the Board,

•	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director, and

•	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

•
A majority of Board members should be "independent" Directors as such term is defined in Multilateral Instrument 52-110 - Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

•	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

•	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.